EXHIBIT 23.4

Independent Auditors’ Consent

The Board of Directors
Martin Midstream GP LLC:

We consent to the use of our report dated January 12, 2004, with respect to the statement of revenue and direct expenses of certain assets of Tesoro Marine Services, L.L.C. included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report includes an explanatory paragraph emphasizing that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and direct operating expenses of the assets, as defined in the purchase agreement between Tesoro Marine Services, L.L.C. and Martin Midstream Partners L.P. and Martin Operating Partnership L.P. dated October 27, 2003.

/s/ KPMG

Shreveport, Louisiana
January 22, 2004